VIA EDGAR

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue NW
Washington, DC 20004

April 11, 2016

Anu Dubey
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Investment Managers Series Trust (filing relates to the Gavekal KL Allocation Fund) (File Nos. 333-122901 and 811-21719)

Dear Ms. Dubey:

This letter summarizes the comment provided by you on April 7, 2016, to the Preliminary Proxy Statement on Schedule 14A filed by Investment Managers Series Trust (the “Registrant”) with the Commission via EDGAR Accession No. 0001398344-16-011619 on April 1, 2016 (the “Proxy Statement”). The purpose of the Proxy Statement is to solicit proxies in connection with a meeting of the shareholders of the Gavekal KL Allocation Fund (the “Fund”) series of the Registrant at which such shareholders will be asked to approve a new investment advisory agreement between Investment Managers Series Trust, on behalf of the Fund, and Gavekal Capital, LLC. The response to the comment is included below and will be reflected in the Registrant’s definitive Proxy Statement, to be filed concurrently with this letter.

Comment: In an appropriate place in the document, please include a discussion of the safe harbor provision under Section 15(f) of the Investment Company Act of 1940.

Response: The following discussion has been added to the document following the “Proposal 1: Approval of New Investment Advisory Agreement” discussion:

Section 15(f) Safe Harbor

Section 15(f) of the 1940 Act provides a non-exclusive safe harbor for an investment adviser or any affiliated persons thereof to receive any amount or benefit in connection with a sale of securities of, or any other interest in, such adviser which results in an assignment of an investment advisory contract with an investment company as long as two conditions are met.

•	First, for a two-year period following the transaction, no “unfair burden” may be imposed on the investment company as a result of the transaction, or any express or implied terms, conditions or understandings applicable thereto. As defined in the 1940 Act, the term “unfair burden” includes any arrangement during the two-year period after the date on which such transaction occurs whereby the investment adviser (or predecessor or successor adviser) or any interested person of any such adviser receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services), or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than bona fide ordinary compensation as principal underwriter of the investment company). The Trust is not aware of any circumstances relating to the Transaction that might result in the imposition of an “unfair burden” on the Fund as a result of the Transaction.

•	Second, during the three-year period immediately following the transaction, at least 75% of the investment company’s board of directors must not be “interested persons” of the investment adviser or the predecessor investment adviser within the meaning of the 1940 Act. The Board currently satisfies this condition.

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (202) 373-6133 or Laurie Dee at (714) 830-0679. Thank you.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik
Morgan, Lewis & Bockius LLP